Exhibit 21.1

Significant Subsidiaries of Ultragenyx Pharmaceutical Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Ultragenyx Holdco LLC	Delaware
Ultragenyx UK Ltd	United Kingdom
Ultragenyx International Ltd.	Cayman Islands
Ultragenyx International UX001 Ltd.	Cayman Islands
Ultragenyx International UX003 Ltd.	Cayman Islands
Ultragenyx International UX007 Ltd.	Cayman Islands
Ultragenyx International UX0023 Ltd.	Cayman Islands
Ultragenyx Europe GmbH	Switzerland
Ultragenyx Germany GmbH	Germany
Ultragenyx Brasil Farmacêutica Ltda.	Brazil
Ultragenyx Argentina SRL	Argentina
Ultragenyx Colombia SAS	Colombia
Ultragenyx Netherlands B.V.	Netherlands
Ultragenyx France SAS	France
Dimension Therapeutics, Inc.	Delaware
Dimension Securities Corporation	Massachusetts